# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xtend AI Robotics, Inc., CIK 0002111860
CUSIP: 98387C100
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5247 Crossroads Park Drive, Tampa, Florida (FL), 33610
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002152015

## Reporting persons
- Protego Partners Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 17,601,326; sole dispositive power 0; shared dispositive power 17,601,326; aggregate amount beneficially owned 17,601,326 (6.18% of the class)
  Comment: The percent of class is calculated based on 284,842,854 shares of the Issuer's common stock outstanding as of September 4, 2026, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: Xtend AI Robotics, Inc.
Address of issuer's principal executive offices: 5247 Crossroads Park Drive, Tampa, FL, 33610

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Protego Partners Ltd.
Address of principal business office or, if none, residence: Arik Ainshtain 3, Hertzlya, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page hereto.

The reported securities are directly held by the following entities: (i) 8,930,258 shares of common stock held by Protego Ventures Fund LP, (ii) 8,397,168 shares of common stock held by Protego Xtend SPV Limited Partnership and (iii) 273,900 shares of common stock held by Protego Ventures Fund NQ, Limited Partnership. Each of Protego Ventures Fund LP, Protego Xtend SPV Limited Partnership and Protego Ventures Fund NQ, Limited Partnership (collectively, the "Protego Funds") is managed by its general partner, Protego Ventures Partners, LP, which is managed by its general partner, Protego Partners Ltd. Protego Partners Ltd. is managed by its directors, Lital Leshem Horn and Lee Moser. Protego Partners Ltd. may be deemed the beneficial owner of the shares of common stock held by the Protego Funds.

Pursuant to Rule 13d-4 of the Securities Act of 1933 (the "Act"), the filing of this Statement shall not be construed as an admission that Protego Partners Ltd. beneficially owns the reported securities for the purposes of Section 13(d) and/or Section 13(g) of the Act or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Protego Partners Ltd.: /s/ Lee Moser, Lee Moser/Director (09/10/2026)